UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25
                                                             SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING            0-30323

                                 FORM 10-QSB                  CUSIP NUMBER
                                                               194206 108
                      For Period Ended: January 31, 2001


[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]


PART I - REGISTRANT INFORMATION


                     College Bound Student Alliance, Inc.
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                           Full Name of Registrant



                    333 South Allison Parkway, Suite 100
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)


                           Lakewood, Colorado 80226
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                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   The Company has had difficulty compiling certain information due to the resignation of its Comptroller during the period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                 John J. Grace                (303)      804-0155
               -------------------          ----------------------------
                     (Name)                 (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

    The operating loss experienced during this period is expected to be greater than the operating loss for the same period during the last fiscal year, however, we were not a reporting company during the same period of our
last fiscal year.   The operating loss for the three month and six month
periods ended January 31, 2001 is expected to be $1,471,157 and $3,070,447 respectively, compared to an operating loss of $308,003 and $611,636 for the comparable periods in 2000. The increase in operating loss is primarily attributable to a change in revenue and expense recognition methods required in connection with the CRM acquisition and a change in customer contracts affecting revenue and expense recognition and seasonality of the business.

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                     College Bound Student Alliance, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                College Bound Student Alliance, Inc.


                                By:/s/John J. Grace
                                   John J. Grace, Chief Financial Officer
Date: March 20, 2001

[ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]